SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 Update on share buyback programme

On 6 January 2026, Prudential plc (the "Company") announced the commencement of a buyback programme of its ordinary shares up to a maximum aggregate amount of USD 1.2 billion (the "Programme") to be completed by no later than 18 December 2026.

As announced in its 2026 Half Year Results on 27 August 2026, the Company has amended the agreement entered into with J.P. Morgan Securities plc ("JPM") to increase the aggregate maximum amount allocated to the Programme from USD 1.2 billion to USD 1.472 billion (exclusive of associated fees, expenses and stamp duty) (equivalent to GBP 1.087 billion and HKD 11.542 billion, in each case based on the exchange rate at market close in London on 1 September 2026), with the Programme in aggregate now representing approximately 4% of the Company's issued share capital at the closing share price on 1 September 2026.

The remaining terms and parameters of the Programme otherwise remain as set out in the announcement on 6 January 2026.

There is no guarantee that the Programme will be implemented in full.

Contact

Media			Investors/analysts
Sonia Tsang	+852 5580 7525	HK	Patrick Bowes	+852 2918 5468	HK
Janice Wong	+852 6188 6381	HK	William Elderkin	+44 2039 779215	UK
			Ming Hau	+44 2039 779293	UK
			Bosco Cheung	+852 2918 5499	HK
			Tianjiao Yu	+852 2918 5487	HK
About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 September 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary